1736 Carothers Parkway, Suite 100

Brentwood, Tennessee 37027

August 16, 2017

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Commerce Union Bancshares, Inc.
Registration Statement on Form S-3
Filed March 13, 2017
Amended July 14, 2017 and August 11, 2017
File No. 333-216660

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Commerce Union Bancshares, Inc. (the “Company”) respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. on August 17, 2017, or as soon thereafter as is practicable.

Very truly yours,

Commerce Union Bancshares, Inc.

/s/ DeVan D. Ard, Jr.
DeVan D. Ard, Jr.
President and Chief Executive Officer